Mountain West Cider Company, Inc.



ANNUAL REPORT

425 N 400 W

Salt Lake City, UT 84103

0

mountainwestcider.com

This Annual Report is dated May 2, 2022.

BUSINESS

Mountain West Hard Cider Company, manufactures a variety of seasonal and year-round hard cider products for distribution in Utah and surrounding states as well as through its own on-site, state-licensed package agency. In addition, the company operates the "Garten", an outdoor, seasonal European style cider and bier garden that is also available for corporate and special events. Currently the Company is in the process of building a restaurant on premise.

The business was originally formed as a Subchapter S, LLC in the state of Utah in 2014. On July 28, 2020 the company transitioned its corporate structure to a C Corporation domiciled in Delaware.

Previous Offerings

During 2021 we sold 84,704 shares of common stock in exchange for $1.00 per share under Regulation Crowdfunding.

Other than our recently close Start Engine campaign, the Company has not had any recent offering of securities in the last three years.

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results – 2021 Compared to 2020

Operating Results – 2021 Compared to 2020
In 2021, while still dealing with the effects of the pandemic, we were able to remain open throughout the year and saw the highest one year revenue since we have been open. During 2021 our revenue was 41% higher than in 2020 and 14% higher than 2019 despite ongoing pandemic issues.
Cost cutting measures taken in 2020 continued into 2021 allowing us to show our smallest operating loss since inception. We plan to continue monitoring operating expenses going into 2022 and despite growing costs due to inflation, we expect to show an operating profit in 2022 due to consistent demand as we continue to see the pandemic improve and the planning opening of an on premise restaurant in the summer of 2022.
Revenue
Total 2021 revenue was $816,969 compared to $578,162 in 2020. This increase in revenue is attributed to more consistent wholesale demand for our cider as well as an increase in patrons throughout the summer as pandemic restrictions were loosened.
Cost of Goods Sold
Cost of goods sold was $427,094 in 2021 resulting in a gross margin percentage of 47.72%. This represents a 3% increase in gross margin percentage over 2020 mainly due to a switch from bottles to cans during 2021.
Expenses
The Company's expenses consist of, amount other things, compensation and benefits, marketing and sales expenses, fees for professional services, event costs, and rent. Total operating expenses in 2021 were $466,982 or 57% of sales. This represents a 3% decrease in operating expenses as a percentage of revenue when compared to 2020.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $407,384.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Zions Bank

Amount Owed: $146,783.67

Interest Rate: 5.25%

This is a revolving line of credit with no maturity date.

Creditor: EIDL Loan

Amount Owed: $513,204.01

Interest Rate: 3.5%

Maturity Date: September 30, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeffrey C Carleton

Jeffrey C Carleton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Executive Officer (CEO)

Dates of Service: October 14, 2014 - Present

Responsibilities: Deciding and pursuing the company growth strategy, managing the overall operations and resources of the company, driving the financial success of Mountain West Cider Company. Current cash compensation is $48,000 annually; 98.71% of voting shares.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jeffrey C Carleton

Amount and nature of Beneficial ownership: 6,500,000

Percent of class: 98.71

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 9,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2021, 6,586,291 shares of common stock are outstanding.

Common Stock

The amount of security authorized is 9,000,000 with a total of 6,500,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it mean to be a minority holder
As a minority holder of the Company, Mountain West Cider Company, Inc., will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or it significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment),

employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold;
-In an IPO;
-To the Company;
-To an accredited investor; and
-To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Mountain West Cider Company, Inc.") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Mountain West Cider Company Inc. was formed on 28 July 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mountain West Cider Company Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid impact

The Coronavirus pandemic adds an additional layer of business risk in that it can reduce demand for cider products as well as all alcoholic beverages. Reduced bar/restaurant purchases will reduce demand from product manufacturers and out of state distributors may be reluctant to bring on new product in an era of uncertainty.

Covid risks

Covid has an impact on off premise dining. Bar and dining establishments are seeing a decline in their business, either because they won't open during this period or because spacing has reduced their capacities, their orders have been reduced. Reduced on premise business results in lower orders for MWC ciders. This will impact our short term revenues but not our longer term projections

Covid Pandemic Risk

On premise consumption of ciders will decrease as a result of non or limited bar and restaurant openings. That will impact demand in a negative way and we'll see orders from the Utah DABC decrease as a result. This is a short term, (9 month), issue and does not impact our solvency or long term growth opportunities.

Changing consumer demographics and taste preferences

Changing demographics and associated taste preference can lead to significant demand swings for craft beverage products. MWC can moderate this risk by investing in on-premise facilities that will offer a variety of craft beverages and lever new market entrants.

Changing demographic and consumer preferences

Changing preferences for craft alcoholic beverages can have a negative impact on sales growth and revenue projections in the product category. Mountain West Cider Company will ameliorate this risk with the development and addition of on premise Cider-centric pubs that allow the organization to change product offerings with consumer preferences.

Limited market experience with on premise dining

Mountain West Cider has primarily been a craft cider product producer and distributor and retail bar. The company has limited experience in the on premise dining business. Hiring experienced restaurant management will help address this risk.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Mountain West Cider Company, Inc.

By   /s/ *Jeffrey Carleton*

  Name: Mountain West Cider Company, Inc.

  Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Mountain West Cider Company LLC
Balance Sheet
As of December 31, 2021

	Jan - Dec 2021
ASSETS	
Current Assets	
Bank Accounts	
11000 Cash	259.18
11100 Cash Clearing	0.00
11200 Check Clearing	0.00
11300 Clearing - P/R - $0.00	0.00
11400 Clearing Account	0.00
11405 Clover Manufacturing Clearing	0.00
11410 Clover Garten Clearing	0.00
11500 J. Carlton - PenFed 7887	0.00
11600 J. Carlton - PenFed 8889	0.00
11700 J. Carlton - USAA 2527	0.00
11900 Zions - Operations-1190 DCx2242	399,034.52
11950 Zions Bank - Garten-8569	8,349.88
Total Bank Accounts	$ 407,643.58
Accounts Receivable	
12000 Accounts Receivable	28,904.40
Total Accounts Receivable	$ 28,904.40
Other Current Assets	
12100 Undeposited Funds	0.00
12200 Inventory Asset	0.00
12210 Bar & Garten Inventory	6,136.37
12220 Consignment Inventory	24,634.90
12230 Production Inventory	83,484.33
12240 To-Go Inventory	0.00
12250 Inventory in Transit	0.00
Total 12200 Inventory Asset	$ 114,255.60
12300 Accounts Receivable - Other	4,340.13
12400 Employee Advances	0.00
12500 Gift Card Clearing	-2,238.27
12600 Other Deposits	0.00
12700 Prepaid Expenses	0.00
12800 Security Deposits	665.00
Total Other Current Assets	$ 117,022.46
Total Current Assets	$ 553,570.44
Fixed Assets	
13000 Furniture & Equipment	0.00
13100 Autos	12,845.81
13200 Equipment	441,453.89
13300 Fixtures	6,780.61

13400 Furinture			15,485.47
Total 13000 Furniture & Equipment		$	476,565.78
13500 Building			6,616.25
13600 Computer Equipment			4,183.61
13700 Leasehold Improvements			394,131.72
13800 Accumulated Depreciation			-497,443.62
Total Fixed Assets		$	384,053.74
Other Assets			
14100 Branding/Website Development			86,910.06
14200 Accumulated Amortization - Website			-86,910.06
15100 Building Deposit			6,244.99
Total Other Assets		$	6,244.99
TOTAL ASSETS		$	943,869.17
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
20000 Accounts Payable			17,246.30
Total Accounts Payable		$	17,246.30
Credit Cards			
21100 AmEx - MWHCx8005			0.00
21200 J. Carleton - Redicredit 3052			146,783.67
21300 Various - Personal CCs			47.00
21400 Zions Visa CCs- #1786 & Others			9,542.14
Total Credit Cards		$	156,372.81
Other Current Liabilities			
22000 Payroll Liabilities			0.00
22100 Federal Withholding			0.00
22200 FUTA			0.00
22300 Garnishments			0.00
22400 Medicare			0.00
22500 Social Security			0.00
22600 SUI			0.00
22700 Utah Withholdings			0.00
Total 22000 Payroll Liabilities		$	0.00
24000 Accrued Expenses			3,961.70
24100 Accrued Payroll			0.00
24200 Bank of America x1835			1,400.16
24300 Clover Tips			0.00
24400 Employee Reimbursement			0.00
24500 Gift Cards Redeemable			70.00
24800 Payables to Employees			0.00
24900 Property Tax Payable			0.00
25000 Rent Payable			0.00
26000 Sales Tax Agency Payable			0.00
27000 Utah State Tax Commission Payable			23,326.81
27100 Sales Tax Payable			-1,423.41

Total 27000 Utah State Tax Commission Payable	$	21,903.40
28000 Zions Bank Equipment LOC-19001		-382.84
Total Other Current Liabilities	$	26,952.42
Total Current Liabilities	$	200,571.53
Long-Term Liabilities		
29100 EIDL Loan		513,204.01
29200 N/P Keg Washer- Innovative Lease		11,550.48
29300 N/P Equipment-Direct Capital		4,752.73
29400 PPP Loan		0.00
29500 N/P Canning Line - Innovative Lease		42,742.76
Total Long-Term Liabilities	$	572,249.98
Total Liabilities	$	772,821.51
Equity		
32000 Retained Earnings		-1,464,537.54
32100 Common Stock		1,605,229.44
32120 Distributions		-46,950.93
32130 Crowdfunding Equity		81,664.58
32135 Crowdfunding Fees		-19,901.36
Total 32130 Crowdfunding Equity	$	61,763.22
32190 Crowdfunding Holding		0.00
33000 Partner Equity		0.00
33100 Jeff Carleton		0.00
33110 Contributions		0.00
33120 Distributions		0.00
Total 33100 Jeff Carleton	$	0.00
33200 Jennifer Hamilton		0.00
33210 Contributions		0.00
33220 Distributions		0.00
Total 33200 Jennifer Hamilton	$	0.00
Total 33000 Partner Equity	$	0.00
Net Income		15,543.47
Total Equity	$	171,047.66
TOTAL LIABILITIES AND EQUITY	$	943,869.17

Mountain West Cider Company LLC
Profit and Loss
January 2020 - December 2021

	Jan - Dec 2021
Income	
41000 Cider Sales	
41100 DABC Sales	336,157.16
41200 Garten and Bar Sales	252,626.36
41300 Third-Party Sales	65,934.33
41400 To-Go Sales	108,569.93
Wyoming Sales	
Total 41000 Cider Sales	$ 763,287.78
42000 Other Sales	
42100 Clover Sales	5,617.45
42200 Event Sales	6,984.18
42300 Misc. Sales	4,617.99
42400 Rental Income	29,545.84
42500 Sales of Product Income	424.67
Total 42000 Other Sales	$ 47,190.13
43000 Discounts/Refunds	
43100 Clover Discounts Given	-2,535.76
43200 Clover Refunds	-1,770.24
Total 43000 Discounts/Refunds	-$ 4,306.00
44000 Clover Suspense	-220.56
45000 Non-Taxable Income	11,334.40
46000 Non- Revenue Income	-327.00
Uncategorized Income	10.00
Total Income	$ 816,968.75
Cost of Goods Sold	
51000 Direct Materials	
51100 Food Purchases	62.06
51200 Garten Purchases	48,264.75
51300 Production Supplies	18,542.88
51400 Raw Materials	59,252.43
51500 Packaging Supplies	91,294.87
51600 Purchases - Resale Items	2,191.01
Total 51000 Direct Materials	$ 219,608.00
52000 Overhead	
52100 Alcohol & Tobacco Taxes	38,435.71
52200 Brewing Equipment Depreciation	52,805.86
52300 Production Miscellaneous	
52400 Production Overhead	31,232.40
Total 52000 Overhead	$ 122,473.97
53000 Production Labor	72,016.06
54000 Product Shipping & Delivery	12,996.17

Production Facilities

Total Cost of Goods Sold	$	**427,094.20**
Gross Profit	$	**389,874.55**
Expenses		
60000 Auto Expenses		30,817.82
61000 Bank & Merchant Fees		
61100 Merchant Account Fees		18,527.88
61200 Bank Service Charges		2,290.44
61300 Bad Debt / ChargeBacks		9.60
Total 61000 Bank & Merchant Fees	$	**20,827.92**
62000 Events		
62100 Event Costs		56,202.08
62200 Event Fees		1,020.30
Total 62000 Events	$	**57,222.38**
63000 Facilities		
63100 Lease Expense		3,455.91
63200 Repairs & Maintenance		6,317.22
63400 Equipment		2,555.89
63500 Furniture		130.84
63600 Maintenance		15,669.88
63700 Supplies		3,459.81
63800 Tasting Room Supplies		264.41
Total 63000 Facilities	$	**31,853.96**
64000 Insurance		
64100 General Liability Insurance		10,904.12
64200 Auto Insurance		-0.10
64300 Other Insurance		4,205.28
Bonding		
Total 64000 Insurance	$	**15,109.30**
65000 Licenses & Subscriptions		
65100 Business Licenses & Permits		3,453.12
65200 Dues & Subscriptions		10,355.21
Total 65000 Licenses & Subscriptions	$	**13,808.33**
66000 Travel & Entertainment		
66100 Meals & Entertainment		153.97
Meals @ 100%		
Meals @ 50%		42.65
Total 66100 Meals & Entertainment	$	**196.62**
66200 Travel		1,414.34
Total 66000 Travel & Entertainment	$	**1,610.96**
67000 Office Expenses		
67100 Computer & Internet		5,099.73
67200 Office Supplies		6,485.04
67300 Postage & Delivery		64.43
67400 Rent		46,901.34
67500 Telephone		3,108.89
67600 Utilities		29,107.82

Total 67000 Office Expenses	**$**	**90,767.25**
68000 Payroll & Benefits		
68100 Payroll Expenses		2,051.87
68400 Employee Appreciation		880.89
68600 Payroll Taxes		11,776.73
68700 Wages		126,203.25
68800 Employee Relations		47.39
Total 68000 Payroll & Benefits	**$**	**140,960.13**
69000 Professional Fees		
69100 Accounting		30,506.37
69300 Other Professional Fees		882.96
Total 69000 Professional Fees	**$**	**31,389.33**
70000 Sales & Marketing		
70100 Advertising & Promotions		32,965.58
70200 Printing/Logo - Set-up Charges		108.63
Total 70000 Sales & Marketing	**$**	**33,074.21**
71000 Cash Over/Short		-2,804.88
79998 Intercompany Allocation		0.00
79999 Uncategorized Expense		2,383.92
Building Supplies		
Business Development		
Employee Training		
Miscellaneous		
Total Expenses	**$**	**467,020.63**
Net Operating Income	**-$**	**77,146.08**
Other Income		
81100 Other Income		62,466.98
81300 PPP Forgiveness Income		116,010.00
Taxable Grant Income		
Total Other Income	**$**	**178,476.98**
Other Expenses		
82100 Other Expense		8,107.23
82200 Depreciation & Amortization		36,516.75
82300 Interest		26,212.66
82400 Taxes		12,661.49
82500 Charitable Contributions		2,290.00
Reconciliation Discrepancies		-0.70
Total Other Expenses	**$**	**85,787.43**
Net Other Income	**$**	**92,689.55**
Net Income	**$**	**15,543.47**

CERTIFICATION

    I, Jeffrey Carleton, Principal Executive Officer of Mountain West Cider Company, Inc., hereby certify that the financial statements of Mountain West Cider Company, Inc. included in this Report are true and complete in all material respects.

Jeffrey Carleton

CEO